June 26, 2012

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	United States Steel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-16811

Dear Mr. O’Brien:

This letter is in response to your letter dated June 14, 2012 regarding the subject filing.

United States Steel Corporation (“U. S. Steel”) is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the “Commission”). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis, page 55

Overview, page 55

1.	Thank you for your response to prior comment 7. Please provide us with a detailed explanation of the subsequent actual and expected future impact on USSK and the equity investee from the sale of USSS in the first quarter of 2012. Your response indicates the remaining asset group has excess slab capacity. Please quantify the impact of this capacity on the operations of the asset group and explain its significance to an overall assessment of the interdependence of revenues of the three entities.

Response:

We do not anticipate that there will be a material impact on U. S. Steel Košice (USSK) from the sale of U. S. Steel Serbia (USSS). USSK’s primary sources of revenue before and after the sale of USSS remain the same. USSK derives its revenue primarily from the sale of hot-rolled, cold-rolled and coated sheets, tin mill products and spiral welded pipe. As mentioned in our response to prior comment 7, during our ownership of USSS, USSK negotiated raw materials contracts and conducted certain administrative functions for both itself and USSS. Going forward, USSK will perform these activities solely for its own needs.

Securities and Exchange Commission
June 26, 2012

As a stand alone operation, USSK has steel-making capability greater than its finishing capability allowing it to produce slabs that may be finished at our North American flat-rolled facilities or sold to third parties on a commercial basis, which may include the former USSS facility. During the 2007 through 2011 period, USSK’s slab sales to the former USSS facility were the greatest in the 2010 annual period and were approximately 318,000 net tons, or 7% of USSK’s total 2010 shipments. Additionally, in 2010, USSK shipped approximately 260,000 net tons of slabs, 6% of USSK’s total 2010 shipments, to third parties. We do not anticipate there will be a material impact on USSK related to the excess slab capacity. USSK may continue to offer slabs for sale to third parties depending on the business environment and commercial customer requirements at that time.

The equity investee referenced in your question was owned by USSS, was part of the sale with a carrying value of less than $1 million on the date of the sale, provided services to USSS, not USSK, and has no future impact on USSK.

2.	Please provide a detailed explanation of your basis for combining the Texas Operations and your mill in McKeesport into a single asset group.

Response:

Texas Operations and our mill in McKeesport both produce electric resistance welded pipe (ERW) primarily to serve the energy industry. The raw material for ERW product is hot-rolled steel coils that are formed into the required tubular shape and welded. The facilities use similar raw materials, have similar production processes and serve a similar customer base. In general, customers will specify the ERW product that they require, and we will determine which mill will produce the product. The carrying value of our McKeesport operation’s fixed assets is immaterial. As of December 31, 2011, it is less than $1 million which is under 0.5% of the welded tubular asset group’s fixed assets.

Securities and Exchange Commission
June 26, 2012

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me (412-433-1166), or, in my absence, William King, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-2877) or Jack Moran, Senior Counsel - Corporate (412-433-2890) directly.

Sincerely,

/s/ Gregory A. Zovko

Gregory A. Zovko

cc: Robert M. Stanton

Assistant General Counsel